Afya Limited Announces Fourth-Quarter and Full Year 2020 Financial Results

2020 Strong results reaffirming Afya’s Core Business resilience and growth trajectory

Laser focus acquisitions strengthening Afya’s digital capabilities

2H20 Guidance Achieved

Nova Lima, Brazil, April 8, 2021 – Afya Limited (Nasdaq: AFYA) (“Afya” or the “Company”), the leading medical education group and digital health service provider in Brazil, reported today financial and operating results for the three and twelve-month periods ended December 31, 2020 (fourth quarter 2020 and full year 2020, respectively). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

Full Year 2020 Highlights

▪	FY20 Adjusted Net Revenue of R$1,207.7 million, up 60.9% YoY. Excluding acquisitions FY20 Adjusted Net Revenue increased 27.6% YoY reaching R$957.8 million.
▪	2020 Adjusted EBITDA increased 68.9% YoY reaching R$563.1 million, with an Adjusted EBITDA Margin of 46.6%, increasing 220 basis points (bps). Adjusted EBITDA excluding acquisitions increased 40.1% YoY, reaching R$467.2 million, with Adjusted EBITDA Margin of 48.8%, 440 basis points higher than the same period of 2019.
▪	FY20 Adjusted Net Income of R$390.9 million was 72.2% higher than FY19.
▪	Cash conversion of 75.7% with a solid cash position of R$1.0 billion at year-end.
▪	2,143 medical seats, 36.3% increase YoY and 11,030 medical students, which was 67.2% up.

Fourth Quarter 2020 Highlights

▪	4Q20 Adjusted Net Revenue increased 57.5% YoY to R$347.9 million. Adjusted Net Revenue excluding acquisitions grew 10.7%, reaching R$244.4 million.
▪	4Q20 Adjusted EBITDA increased 51.3% YoY reaching R$155.0 million and Adjusted EBITDA Margin of 44.6%. Adjusted EBITDA excluding acquisitions grew 8.1% reaching R$ 110.8 million, with Adjusted EBITDA Margin of 45.3%.
▪	4Q20 Adjusted Net Income of R$83.1 million, 14.6% higher than 4Q19.

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1.	Message from Management

Virgilio Gibbon, Afya’s CEO, stated:

I am extremely proud that Afya has over-delivered outstanding results since the IPO. Our performance reflects successful execution of our assertive strategy, commitment of our team members and the resilience of our business model, particularly during a year of a worldwide pandemic. Since 2017, our Net Revenue has grown almost 6 times and we are not only growing fast, our Adjusted Ebitda has grown almost 8 times and increased 1,300 basis points in margin in the same period. And there is more: Afya generated operating cash of R$391 million in 2020, 9x higher than 2017’s, reaffirming our tripod of strong growth with high profitability and cash generation while reinforcing our financial strength to continue consolidating medical seats, even after we achieve the 1,000 seats guided in the IPO.

Along with this impressive growth and profitability figures, we have been creating the largest medical ecosystem in Brazil, with more than 198 thousand physicians and medical students using one of our products. We also have more than 430 partnerships with hospitals and clinics in Brazil. Afya’s focus continues to be providing a lifelong learning experience for physicians and to help doctors to transform the Brazilian healthcare environment.

During the year, we successfully executed our strategy to continue to be the market leader of medical school seats in Brazil. We have completed 9 acquisitions since we became public, adding 851 medical seats in less than two years, or approximately 85% of our three-year target shared during our IPO. Importantly, we have a solid track record of integrating acquired companies and delivering cost efficiencies and synergies that can be seen in the margin expansion we are presenting. These acquisitions set us up to deliver continued strong results in the months and years to come. Our medical education business remains, and will continue to be, the cornerstone of our business in the short and midterms. We have become extremely efficient at operating medical schools and we continue to see opportunities in this area.

In the beginning of the year, due to the pandemic, we had to adapt with the agility needed to stay focused on providing the high-quality educational experience that our students had come to expect from us while at the same time executing on our long-term strategic plan. We are fortunate that, as a business, we are able to assist the medical community by using our campuses as health centers and by providing free courses to assist hospitals, medical schools, physicians and nurses at this difficult times.

The COVID-19 pandemic intensified some behavior shifts already underway. It has caused the acceleration of our long term plan as well as the unfolding of our digital services strategy. As evidenced by the pandemic, the medical community and patients have embraced a digital component to healthcare. We discussed in the past that digital assets were appealing to us so that we can add more services to medical students and professionals, thus maximizing our product offering and lifetime customer value. In turn, during the year, we furthered Afya’s Digital Strategy with the acquisition of PEBMED, Iclinic, Medphone and Medical Harbour. These acquisitions enable us to deepen our relationship with our students as well as put our brand in front of many new doctors, nurses and other medical personnel and students, enhancing our competitive position and our capabilities.

We continue to have a peer-leading capital structure, providing us with the ability to adapt to the dynamic environment and maintain our focus on long-term value generation. Given our strong free cash flow and liquidity, we remain committed to our long-term capital priorities, with a balanced approach to invest in the business and return cash to our shareholders, all while keeping our students, faculty members and employees safe and managing through this volatile environment.

Our quality and execution was also acknowledged and rewarded this year. Afya was the winner of the Education sector in the Época Negócios 360 survey and also won the Golden Tombstone in the Equity category. This award is evaluated by the Brazilian Institute of Finance Executives (IBEF – São Paulo Chapter) and recognizes Equity Operations in aspects such as complexity of the transaction, innovation, pricing and others.

Lastly but very important, beginning with this earnings release we will report key ESG Metrics on an ongoing basis. Afya’s engagement on these topics is generating a significant impact on society which makes our team very proud and even more commited to our values and strategy.

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2.	Key Events in the Quarter:
▪	Authorization to operate the undergraduate medicine courses in Santa Inês, in the State of Maranhão, starting October 2, 2020 and in Cruzeiro do Sul, in the State of Acre, starting December 30, 2020, under the Mais Médicos II program, adding 100 medical seats.
▪	Closing of Medphone acquisition - MedPhone is a clinical decision software and medical information guide app in Brazil that helps physicians, medical students and other healthcare professionals to make faster and more accurate decisions on a daily basis.
▪	Closing of FCMPB acquisition, a medical school in the state of Paraíba, adding 157 medical seats and 861 students to the student base and of FESAR, a medical school located in the state of Pará, adding 120 medical seats and 359 students in the beginning of November, 2020.
▪	Entrance into a purchase agreement in October, 2020 for the acquisition of UNIFIPMoc and Fip Guanambi, in the states of Minas Gerais and Bahia, respectively, adding another 160 medical seats.
▪	Authorization of a share buyback program for up to 1,015,844 outstanding Class A common shares to be purchased in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on December 24, 2020 continuing until the earlier of the completion of the repurchase or December 31, 2021, depending upon market conditions.

3.	Subsequent Events in the Quarter

▪	Closing of the iClinic acquisition in January, 2021 – a leading practice management software for physicians in Brazil, expanding Afya’s end-to-end digital health services.
▪	Medicinae acquisition in March 2021 – a unique financial platform that allows healthcare professionals throughout Brazil to manage receivables in an efficient and scalable way using FIDC (Receivables Investment Fund). Medicinae alleviates a number of challenges in the healthcare payments industry, as it reduces long payment cycles for professionals and consolidates financial information, improving the consumer financial experience.
▪	Medical Harbour acquisition in April, 2021 – Medical Harbour offers Educational Health and Medical Imaging Solutions through an interactive platform for anatomical study, 3D virtual dissection and analysis of medical images, which allow the exploration, and knowledge of human anatomy with digital resources.

4.	Second Half 2020 Guidance Achievement

Taking into account the challenges brought about by the Coronavirus outbreak, the Company’s financial results reaffirmed the resiliency of its business model. Net Revenue of R$ 642 million was R$ 2 million above the top end of the guidance range, while the EBITDA margin was within the guidance range.

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5.	First Half 2021 Guidance

The Company is introducing guidance for 1H21 which takes into account the successfully concluded acceptances of new medicine students, ensuring 100% occupancy for the first half of 2021 in all of its medical schools. Brazil is still facing uncertain times due COVID-19 which could have some effect on the business which is unpredictable at this time.

Considering the above factors, the guidance for 1H21 is defined in the following table:

The guidance above represents up to 42.7% YoY growth in terms of Net Revenue and up to 44.7% YoY growth in terms of Adjusted EBITDA, both at the high end of the guidance range. This guidance reflects the embedded growth through the medical school seats and average tuition maturation, along with a successfull acquisition strategy and the strength of the Company’s digital platform.

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6.               Overview of 2020 & 4Q20

Operational Review

Afya is the only company offering technological solutions to support physicians across every stage of the medical career, from undergraduate students in its medical school years through medical residency preparatory courses, medical specialization programs and continuing medical education. With the acquisition of PEBMED Afya entered into digital health services, providing content and clinical decision applications.

The Company operates two distinct business units. The first (Business Unit 1 or BU1), is comprised of Undergraduate – medical schools, other healthcare programs and ex-health degrees. Revenue is generated from the monthly tuition fees the Company charges students enrolled in the undergraduate programs. The Company also offers Residency Preparatory, Specialization Programs and Digital Health Services (Business Unit 2 or BU2). Revenue is comprised of fees from these programs and other revenues from digital services offered.

Key Revenue Drivers – BU1

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Key Revenue Drivers – BU2

Key Operational Drivers – BU2

Monthly Active Users (MaU) represents the number of unique individuals that consumed Afya’s digital content in the last 30 days of a specific period. Total monthly active users were 162,512 in Whitebook, 1.5% lower than 3Q20.

Considering only the MaU of Medcel, the user base decreased 20.0% due to COVID related courses that were offered in 2Q20, which temporarily inflated MaU in that quarter. Afya’s offers to its MaU a significant amount of learning assets, comprised of e-books, videos, podcasts and question/answer documents.

Seasonality

Afya’s two businesses are impacted by seasonality but at different time periods. The first is associated with the concentration of prep course revenues in the first and fourth quarters of each year, when new content (books and e-books) is delivered and the majority of the revenues are recognized. The second is associated with the maturation of several medical schools, which leads to a higher enrollment base in the second half of each year. As a result, in a typical year, the first quarter is normally the strongest. The fourth quarter is typically the second strongest, followed by the third and second quarters, respectively. Finally, the second half of the year is normally stronger than the first half.

Revenue

Total Net Revenue for fourth quarter 2020 was R$345.3 million, an increase of 56.3% over the same period of prior year, due to maturation of medical seats, expansion of Afya Digital and consolidating acquisitions. Adjusted Net Revenue in 4Q20, which includes the impact of R$2.6 million due to net temporary discounts in tuition fees granted by state decrees and individual and collective legal proceedings related to COVID 19, was R$347.9 million. Excluding acquisitions (UniRedentor, UniSL, PEBMED, FCMPB, MedPhone, FESAR and ITPAC Santa Inês), Adjusted Net Revenue in the fourth quarter increased 10.7% YoY to R$244.4 million.

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For the twelve-months ended December 31, 2020, Total Net Revenue was R$1,201.2 million, up 60.0% over the same period of last year. Full year Adjusted Net Revenue was also R$1,207.7 million. Excluding acquisitions (UniRedentor, UniSL, PEBMED, FCMPB, MedPhone, FESAR and ITPAC Santa Inês), Adjusted Net Revenue in the twelve-months ended December 31, 2020 increased 27.6% YoY, reaching R$957.8 million.

The Company anticipated the enrollment process to the 1H2020, thus creating a strong base of students. This strategy ensured a 100% occupancy of medical seats and resulted in stronger revenue growth in the first semester over the second semester

Adjusted EBITDA

Adjusted EBITDA in the three-months ended December 31, 2020 increased 51.3% to R$155.0 million, up from R$102.5 million in the same period of the prior year. Adjusted EBITDA Margin of 44.6% decreased from 46.4% due to the postponement of Medcel’s revenue recognition caused by delays in book shipments and change in the methodology of allowance for doubtful accounts in 4Q19.

Excluding the consolidation of acquisitions (UniRedentor, UniSL, PEBMED, FCMPB, MedPhone, FESAR and ITPAC Santa Inês), Adjusted EBITDA in the three-months ended December 31, 2020 increased 8.1% YoY to R$110.8 million from R$102.5 million while Adjusted EBITDA Margin decreased 110 basis points to 45.3%.

For the twelve-months ended December 31, 2020, Pro forma Adjusted EBITDA increased 55.7% to R$563.1 million, from R$361.6 million in the twelve-months ended December 31, 2019. Adjusted EBITDA Margin of 46.6% was 300 basis points higher than the same period of the prior year, benefitting from the synergies extracted from the successful integration of acquisitions and medical seats and tickets maturation.

For the twelve-months ended December 31, 2020, Pro forma Adjusted EBITDA excluding acquisitions (UniRedentor, UniSL, PEBMED, FCMPB, MedPhone, FESAR and ITPAC Santa Inês) increased 29.2% YoY to R$467.2 million up from R$361.6 million while Pro forma Adjusted EBITDA Margin increased 520 basis points, to 48.8% from 43.6%, mainly due to operational leverage and synergies obtained from recent acquisitions.

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Adjusted Net Income

Adjusted Net Income for the fourth quarter of 2020 was R$83.1 million, up 14.6% over the same period of the prior year and reflects lower financial results, due to the 8.0% exchange rate depreciation (US Dollar versus Brazilian Real) in the period, the increase on loan agreements and debts with selling shareholders and the increase of R$9.0 million in non-recurring expenses.

For the twelve-months ended December 31, 2020, the Company reported Adjusted Net Income of R$390.9 million, compared to an Adjusted Net Income of R$226.9 million in the twelve-months ended December 31, 2019, an increase of 72.2%, mainly due to revenue contribution, synergies captured and margin expansion from the consolidation of acquisitions as well as organic growth. Earnings per share (EPS) was up 55.2% year over year, reaching R$ 3.15.

Cash and Debt Position

Cash and cash equivalents, including restricted cash, at December 31, 2020 were R$1.0 billion, in line with the cash position in September 30, 2020.

For the twelve-month period ended December 31, 2020, Afya reported an Adjusted Cash Flow from Operations of R$390.9 million up from R$307.7 million in same period of previous year, a 27.0% year-over-year increase.

Operating Cash Conversion Ratio for the twelve-month period ended December 31, 2020 was 75.7% compared with 99.7% in same period of the previous year. This decrease was mainly due to: (a) consolidation of Medcel, as its results negatively affect cash conversion in the first and fourth quarters, because prep courses revenues are recognized mainly in the first and fourth quarters of each year; and (b) students renegotiation of overdue monthly installments due to Covid-19 crisis which increased accounts receivable in the period.

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On December 31, 2020, net debt totaled R$166.9 million, compared with a net cash position of R$582.6 million on December 31, 2019, mainly due to acquisitions payments.

ESG Metrics

Education and health, pillars for Afya's business, are also crucial issues for individuals’ well-being and socio-economic development. In turn, Afya, which has schools distributed nationwide is able to have positive impacts for local communities.

The Company operates in many regions that do not have sufficient numbers of physicians to serve the population, the healthcare system is in need of investments and the population does not have access to quality health services. With Afya’s regional presence, the Company is able to attract medical and health professionals to remote regions, to make investment in the local healthcare system, along with providing free consultations for low income populations.

Afya ensures that its human resource policies encompass social inclusion, employees’ well-being, gender equality and people development. More than half of Afya’s employees are female, 55% of the management positions are held by women and there are two women on the board of directors, accounting for 18% of the 11 total members. Additionally, the Company is committed to supporting the disabled community and guarantees that 3% of its hires fall into this category.

With respect to the environment the Company is undertaking a project to install solar panels in all of its campuses which will generate all the energy needed by Afya. The Company currently has 4 campuses operating with solar panels and 8 campuses are in the process of implementation.

ESG commitment is an important part of Afya’s strategy and permeates the Company’s core values. Afya has been advancing year after year on its core pillars and, going forward, ESG metrics will be disclosed in the Company’s quarterly financial results.

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7.               Conference Call and Webcast Information

When: April 9, 2021 at 11:00 a.m. ET.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, Head of Investor Relations

Dial-in:   Brazil: +55 11 4632 2237  or +55 11 4680 6788  or +55 11 4700 9668  or +55 21 3958 7888  or +55 11 4632 2236

        United States: +1 929 205 6099  or +1 301 715 8592  or +1 312 626 6799  or +1 669 900 6833  or +1 253 215 8782  or +1 346 248 7799

ID do webinar: 913 4980 5259

Other Numbers: https://afya.zoom.us/u/aeG5a381E

OR

Webcast: https://afya.zoom.us/j/91349805259

ID do webinar: 913 4980 5259

8.               About Afya Limited (Nasdaq: AFYA)

Afya is the leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they enroll as medical students through their medical residency preparation, graduation program, and continuing medical education activities. Afya also offers content and clinical decision applications for healthcare professionals, through its products WhiteBook, Nursebook and Portal PEBMED. For more information, please visit www.afya.com.br.

9.               Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact, could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our ability to increase tuition prices and prep course fees; our ability to anticipate and meet the evolving needs of student and teachers; our ability to source and successfully integrate acquisitions; general market, political, economic, and business conditions; and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and on the Brazilian economy.

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The Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent Rule 434(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

10.            Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, Afya uses Proforma Revenue, Adjusted EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Adjusted Net Income and Operating Cash Conversion Ratio information for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purpose to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, plus share-based compensation plus/minus income share associate plus/minus non-recurring expenses. Pro Forma Adjusted EBITDA is calculated as pro forma net income plus/minus pro forma net financial result plus pro forma income taxes expense plus pro forma depreciation and amortization plus pro forma interest received on late payments of monthly tuition fees, plus pro forma share-based compensation plus/minus pro forma income share associate plus/minus pro forma non-recurring expenses. The calculation for Adjusted Net Income is net income plus amortization of customer relationships and trademark, plus shared based compensation. We calculate Operating Cash Conversion Ratio as the cash flows from operations, adjusted with income taxes paid divided by Adjusted EBITDA plus/minus non-recurring expenses.

Management presents Adjusted EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted Net Income because it believes these measures provide investors with a supplemental measure of the financial performance of the core operations that facilitates period-to-period comparisons on a consistent basis. Afya also presents Operating Cash Conversion Ratio because it believes this measure provides investors with a measure of how efficiently the Company converts EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, calculations of Adjusted EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Adjusted Net Income and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

11.            Unaudited Consolidated Financial Information and Pro Forma Condensed Consolidated Financial Information

These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2020 and remain subject to the completion of the Company's customary annual closing and review procedures by our external auditors as well the completion of the first year attestation to management’s assessment of the effectiveness of its internal control over financial reporting (SOX). Final adjustments and other reclassification may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F at the end of April.

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The unaudited interim pro forma condensed consolidated statement of income for the twelve ended December 31, 2019 is based on the historical unaudited interim consolidated financial statements of each company, and gives effect of the acquisition of Medcel, IPEMED and FASA by Afya Brazil as if it had been consummated on January 1, 2019. Pro forma adjustments were made to reflect the acquisition of Medcel, IPEMED and FASA by Afya Brazil.

12.            Investor Relations Contact

Renata Couto, Head of Investor Relations
Phone: +55 31 3515.7564 | +55 31 98463.3341
E-mail: renata.couto@afya.com.br

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13.            Financial Tables

Consolidated statements of income

For the full year ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, except earnings per share)

	2020 (Unaudited)	2019	2018

Net revenue	1,201,191	750,630	333,935
Cost of services	(434,654)	(308,853)	(168,052)
Gross profit	766,537	441,777	165,883

General and administrative expenses	(402,855)	(239,120)	(70,034)
Other income, net	(347)	2,594	599

Operating income	363,335	205,251	96,448

Finance income	62,290	51,689	10,428
Finance expenses	(98,269)	(72,365)	(8,154)
Finance result	(35,979)	(20,676)	2,274

Share of income of associate	7,698	2,362	-

Income before income taxes	335,054	186,937	98,722

Income taxes expense	(27,067)	(14,175)	(3,988)

Net income	307,987	172,762	94,734

Other comprehensive income	-	-	-
Total comprehensive income	307,987	172,762	94,734

Income attributable to
Equity holders of the parent	292,075	153,916	86,353
Non-controlling interests	15,912	18,846	8,381
	307,987	172,762	94,734
Basic earnings per share
Per common share	3.15	2.03	1.84
Diluted earnings per share
Per common share	3.12	2.02	1.81

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Consolidated balance sheets - For the full year ended December 31, 2020 and 2019

(In thousands of Brazilian Reais)

	2020 (Unaudited)	2019
Assets
Current assets
Cash and cash equivalents	1,045,042	943,209
Restricted cash	-	14,788
Trade receivables	302,317	125,439
Inventories	7,509	3,932
Recoverable taxes	21,019	6,485
Other assets	29,614	17,912
Total current assets	1,405,501	1,111,765

Non-current assets
Restricted cash	2,053	2,053
Trade receivables	7,627	9,801
Other assets	74,037	17,267
Property and equipment	260,381	139,320
Investment in associate	51,410	45,634
Right-of-use assets	419,074	274,275
Intangible assets	2,573,010	1,312,338
Total non-current assets	3,387,592	1,800,688

Total assets	4,793,093	2,912,453
Liabilities
Current liabilities
Trade payables	35,743	17,628
Loans and financing	107,162	53,607
Derivatives	-	757
Lease liabilities	61,976	22,693
Accounts payable to selling shareholders	188,420	131,883
Notes Payable	10,503	-
Advances from customers	63,839	36,860
Labor and social obligations	77,855	46,770
Taxes payable	32,976	19,442
Income taxes payable	4,574	3,213
Other liabilities	6,331	376
Total current liabilities	589,379	333,229

Non-current liabilities
Loans and financing	510,323	6,750
Lease liabilities	385,727	261,822
Accounts payable to selling shareholders	329,820	168,354
Notes payable	65,678	-
Taxes payable	21,425	21,304
Provision for legal proceedings	53,139	5,269
Other liabilities	3,822	1,999
Total non-current liabilities	1,369,934	465,498
Total liabilities	1,959,313	798,727

Equity
Share capital	17	17
Additional paid-in capital	2,323,488	1,931,047
Share-based compensation reserve	50,724	18,114
Retained earnings	407,991	115,916
Equity attributable to equity holders of the parent	2,782,220	2,065,094
Non-controlling interests	51,560	48,632
Total equity	2,833,780	2,113,726
Total liabilities and equity	4,793,093	2,912,453
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Consolidated statements of cash flow - For the full year ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais)

	2020 (Unaudited)	2019	2018

Operating activities
Income before income taxes	335,054	186,937	98,722
Adjustments to reconcile income before income taxes
Depreciation and amortization	108,744	73,152	9,078
Disposals of property and equipment	-	78	-
Allowance for doubtful accounts	32,081	15,040	7,714
Share-based compensation expense	32,610	18,114	2,161
Net foreign exchange differences	4,613	(13,321)	2,697
Net loss (gain) on derivatives	(20,739)	1,780	(1,219)
Accrued interest	25,543	24,002	1,856
Accrued lease interest	44,458	31,469	-
Share of income of associate	(7,698)	(2,362)	-
Provision for legal proceedings	5,354	(2,568)	(344)
Others	-	-	(11)
Changes in assets and liabilities
Trade receivables	(164,286)	(35,556)	(28,198)
Inventories	(3,110)	(236)	(593)
Recoverable taxes	(13,709)	(3,940)	(63)
Other assets	(23,902)	(7,403)	(3,304)
Trade payables	4,475	3,029	(1,528)
Taxes payables	(552)	4,940	(3,797)
Advances from customers	(1,951)	19,324	2,073
Labor and social obligations	11,125	6,124	(3,019)
Other liabilities	22,771	(10,881)	1,990
	390,881	307,722	84,215
Income taxes paid	(19,374)	(8,506)	(3,897)
Net cash flows from operating activities	371,507	299,216	80,318

Investing activities
Acquisition of property and equipment	(89,832)	(56,964)	(18,634)
Acquisition of intangibles assets	(47,753)	(64,745)	(3,053)
Restricted cash	14,788	7,530	(18,810)
Payments of notes payable	(5,974)	-	-
Acquisition of subsidiaries, net of cash acquired	(913,991)	(241,568)	(221,298)
Loans to related parties	-	1,598	(594)
Net cash flows used in investing activities	(1,042,762)	(354,149)	(262,389)
Financing activities
Issuance of loans and financing	605,041	7,383	74,980
Payments of loans and financing	(155,090)	(75,093)	(6,492)
Payments of lease liabilities	(55,455)	(39,779)	-
Related parties loans	-	-	(106)
Capital increase	5,444	167,628	156,304
Dividends paid to non-controlling interests	(12,984)	(51,812)	(5,845)
Proceeds from initial public offering	389,170	992,778	-
Share issuance costs	(19,704)	(79,670)	-
Net cash flows from (used in) financing activities	756,422	921,435	218,841
Net foreign exchange differences	16,666	14,447	-
Net increase in cash and cash equivalents	101,833	880,949	36,770
Cash and cash equivalents at the beginning of the year	943,209	62,260	25,490
Cash and cash equivalents at the end of the year	1,045,042	943,209	62,260
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Reconciliation between Net Income and Adjusted EBITDA, Pro Forma Adjusted EBITDA

Reconciliation between Adjusted EBITDA and Net Income; Proforma Adjusted EBITDA

(in thousand of R$)

	For the three months period ended December 31,			For the twelve months period ended December 31,		
	2020	**2019**	**% Chg**	**2020**	**2019**	**% Chg**
Net income	60,856	52,976	14.9%	307,987	172,762	78.3%
Net financial result	26,337	3,602	631.2%	35,979	20,676	74.0%
Income taxes expense	9,979	4,473	123.1%	27,067	14,175	90.9%
Depreciation and amortization	31,015	22,449	38.2%	108,744	73,152	48.7%
Interest received (1)	2,407	1,952	23.3%	11,876	9,680	22.7%
Income share associate	-1,305	0	n.a.	-7,698	0	n.a.
Share-based compensation	7,961	8,250	-3.5%	32,610	18,114	80.0%
Non-recurring expenses:	**17,798**	**8,789**	**102.5%**	**46,548**	**24,877**	**87.1%**
- Integration of new companies (2)	1,809	1,814	-0.3%	9,765	6,301	55.0%
- M&A advisory and due diligence (3)	1,205	1,226	-1.7%	6,161	2,752	123.9%
- Expansion projects (4)	10,964	2,162	407.1%	18,134	3,685	392.1%
- Restructuring expenses (5)	1,190	3,587	-66.8%	5,943	12,139	-51.0%
- Mandatory Discounts in Tuition Fees (6)	2,630	0	n.a.	6,544	0	n.a.
Adjusted EBITDA	155,048	102,491	51.3%	563,113	333,436	68.9%
Adjusted EBITDA Margin	*44.6%*	*46.4%*	*-180 bps*	*46.6%*	*44.4%*	*220 bps*
Pro Forma Adjusted EBITDA	155,048	102,491	51.3%	563,113	361,622	55.7%
Pro Forma Adjusted EBITDA Margin	44.6%	46.4%	*-180 bps*	*46.6%*	*43.6%*	*300 bps*

(1) Represents the interest received on late payments of monthly tuition fees.

(2) Consists of expenses related to the integration of newly acquired companies.

(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.

(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.

(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.

(6) Consists of mandatory discounts in tuition fees granted by state decrees and individual and collective legal proceedings due COVID 19 on site classes restriction.

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